SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-16421

A. Full title of the Plan and the address of the Plan if different from that of the issuer named below:

EMPLOYEES' RETIREMENT SAVINGS PLAN OF PROVIDENT BANK OF MARYLAND

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PROVIDENT BANKSHARES CORPORATION
114 E. LEXINGTON STREET
BALTIMORE, MD 21202

The Employees' Retirement Savings Plan of Provident Bank of Maryland is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

Pursuant to Item 4 of Form 11-K, the Plan hereby provides its financial statements and schedules in accordance with the financial reporting requirements for ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Employees' Retirement Savings Plan of
Provident Bank of Maryland

Date: June 28, 2002

By ______________________
Jeanne M. Uphouse
Group Manager, Organizational Support
Services for Retirement Benefits
Committee, Plan Administrator

EMPLOYEES' RETIREMENT SAVINGS PLAN OF PROVIDENT BANK

Report of Independent Accountants on Financial Statements and Supplemental Schedule for the years ended December 31, 2001 and 2000

Employees' Retirement Savings Plan of Provident Bank
Index to Financial Statements and Supplemental Schedule

* Other schedules required by Section 29 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

Retirement Benefits Committee of the
Employees' Retirement Savings Plan of Provident Bank

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Employees' Retirement Savings Plan of Provident Bank ("the Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 25, 2002

Employees' Retirement Savings Plan of Provident Bank
Statements of Net Assets Available for Benefits
as of December 31, 2001 and 2000

ASSETS	2001	2000
Investments, at fair value (see Note 3)	$51,833,611	$48,023,897
Employee contributions receivable	97,174	93,170
Employer contributions receivable	57,132	51,962
Net assets available for benefits	$51,987,917	$48,169,029

The accompanying notes are an integral part of these financial statements.

Employees' Retirement Savings Plan of Provident Bank
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2001

Additions	
Employer contributions	$ 1,345,098
Employee contributions	3,075,000
Dividends and interest	3,072,629
Net realized and unrealized depreciation in the aggregate fair value of investments (see Note 3)	1,841,102
Total additions	9,333,829
Deductions	
Benefits paid to participants	5,511,161
Administrative expenses (see Note 2)	3,780
Total deductions	5,514,941
Net increase	3,818,888
Net assets available for benefits at beginning of year	48,169,029
Net assets available for benefits at end of year	$51,987,917

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the Employees' Retirement Savings Plan of Provident Bank (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A. General

The Plan is a defined contribution plan which is available to all full-time and certain part-time employees of Provident Bank of Maryland (the "Plan Sponsor") after completion of six months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. Contributions

Employee contributions are voluntary and may range from one to twenty percent, or six percent for "highly compensated" employees, of the participant's base salary plus commissions for products sold. These contributions are invested, at the participant's election, into various investment options offered by the Plan. The Plan Sponsor contributes a matching amount equal to one-hundred percent of the employee's contributions up to the first three percent of the employee's compensation and fifty percent of the employee's contributions on the next three percent of the employee's compensation up to a maximum of six percent of the employee's compensation. The Plan Sponsor's contributions are allocated in the same manner as the participant's contributions.

C. Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Plan Sponsor's contribution and Plan earnings. Allocations are based on participant contributions and fund earnings on account balances. The benefit to which a participant is entitled is that portion of the participant's account which is vested.

D. Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Plan Sponsor contributions plus earnings thereon become vested at the time the contributions are made to the Plan.

E. Benefits

Participants or their beneficiaries will receive lump sum distributions in the event of retirement, death or disability. Employee contributions and pre-1989 vested Plan Sponsor contributions made under the matching feature of the Plan may only be withdrawn by current employees for financial hardship, retirement, death or disability.

F. Forfeitures

A terminating member of the Plan is paid the current value of his/her vested balance in the Plan as of the end of the quarter during which payment is requested but must forfeit any nonvested portions of their account. In accordance with the terms of the Plan, any forfeitures of Plan Sponsor contributions will be used to reduce future Plan Sponsor contributions. Unapplied forfeitures of the Plan Sponsor contributions at December 31, 2001 and 2000 were $0 and $114,070, respectively. In 2001 and 2000, Plan Sponsor contributions were offset by $338,323 and $0, respectively, from forfeited nonvested accounts.

G. Plan Termination
The Plan Sponsor expects and intends to continue the Plan indefinitely but reserves the right to amend or terminate the Plan at any time without the consent of any participant or beneficiary. In the event of a termination of the Plan, all interests of participants not already vested become immediately vested. The assets of the Plan remaining after payment of liquidation expenses are to be allocated for the payment of benefits.

H. Outstanding Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Outstanding Participant Loan. Loan terms range from 1-10 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

2. Summary of Significant Accounting Policies

A. Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

B. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

C. Investment Valuation and Income Recognition
The Plan's investments are stated at fair value based on quoted market prices except for its stable value investments and investment contracts which are valued at contract value. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

D. Net Appreciation/(Depreciation) of Investments
The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

E. Administrative Expenses
All costs and expenses incurred in connection with administration of the Plan are borne by the Plan Sponsor. The expenses disclosed in the statement of changes in net assets available for benefits for the year ended December 31, 2001 are loan administration expenses which are deducted directly from the individual participant's account.

F. Investment Contract With Insurance Company
The Plan holds an investment in a common/collective trust with John Hancock. Investments in the common/collective fund are valued at net unit value as determined by the trustee.

G. Payment of Benefits
Benefits are recorded when paid.

3. Investments

The fair value of individual investments that represent 5% of more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

	2001	**2000**
John Hancock Stable Value Trust	$ 9,945,313	$ 7,296,136
John Hancock Balanced Fund	3,718,256	3,881,408
John Hancock Large Cap Value Fund	8,202,359	8,754,533
Provident Bankshares Corporation Stock	22,639,506	23,009,808

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ (1,815,667)
Common stock	3,656,769
	$ 1,841,102

4. Income Tax Status

The Internal Revenue Service has ruled that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax regulations. The Plan received a favorable tax determination letter dated September 29, 1998. The Plan has since been amended, however, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Transactions With Parties-In-Interest

During the year ended December 31, 2001, the Plan invested in a guaranteed interest account and several mutual funds with John Hancock. John Hancock was the trustee and the recordkeeper as defined by the Plan during 2001, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan Sponsor for trustee services amounted to $16,795 for the year ended December 31, 2001.

The Plan also invests in shares of Provident Bankshares Corporation common stock.

6. Subsequent Event

Effective January 1, 2002, the Plan sponsor appointed Fidelity Management Trust Company as the new trustee and custodian. Fidelity Investments Institutional Operations Company, Inc. was appointed as recordkeeper of the Plan. Plan assets transferred to the new Trustee were transferred into funds comparable to those offered by the previous custodian.

SUPPLEMENTAL SCHEDULE

Employees' Retirement Savings Plan of Provident Bank
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
as of December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	Current Value
* John Hancock Stable Value Trust	Common/Collective Fund	$ 9,945,313
* John Hancock Balanced Fund	Registered Investment Company	3,718,256
* John Hancock Large Cap Value Fund	Registered Investment Company	8,202,359
* Provident Bankshares Corporation Stock	Common Stock	22,639,506
* John Hancock Small Cap Value Fund	Registered Investment Company	1,291,128
* John Hancock Bond Fund	Registered Investment Company	418,003
Gabelli Growth Fund	Registered Investment Company	1,915,883
T. Rowe Price Equity Index Fund	Registered Investment Company	2,401,022
* Participant loans	Participant loans with interest rates ranging from 5.75% to 11.00%, maturity dates ranging from 1/16/02 to 10/16/11	1,302,141
		$51,833,611

* Represents a party in interest as defined by ERISA.